Free Writing Prospectus (To the Prospectus dated August 27, 2008, the Prospectus Supplement dated August 27, 2008 and Index Supplement dated September 22, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 23, 2009

$ Annual AutoCallable Notes due February 25, 2014 Linked to the S&P 500® Index Medium-Term Notes, Series A, No. E-2936

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa1‡)

Initial Valuation Date:	February 20, 2009

Issue Date:	February 25, 2009

Final Valuation Date:	February 20, 2014*

Maturity Date:	February 25, 2014* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Automatic Call:	On any call valuation date, if the Index closing level is greater than or equal to the initial level, the Notes will be automatically called for a cash payment per Note equal to the applicable call price payable on the applicable early redemption date

Call Valuation Dates:	February 23, 2010, February 22, 2011, February 21, 2012 and February 20, 2013*

Early Redemption Date:	Third Business Day after the applicable call valuation date*

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•        15.70% x $1,000 if called on the first call valuation date

•        31.40% x $1,000 if called on the second call valuation date

•        47.10% x $1,000 if called on the third call valuation date

•        62.80% x $1,000 if called on the final call valuation date

Protection Level:	50% of the initial level

Payment at Maturity:

If the Notes are not automatically called, you will receive at maturity

(i)      if the final level is below the protection level, a cash payment equal to the principal amount of the Notes multiplied by the quotient of the final level divided by the initial level

(ii)     if the final level is equal to or above the protection level and is less than or equal to the initial level, a cash payment equal to the principal amount of the Notes

(iii)    if the final level is greater than the initial level and the Index Return is less than or equal to 78.50%, a cash payment equal to the principal amount of the Notes plus the principal amount of the Notes multiplied by 78.50%

(iv)    if the Index Return is greater than 78.50%, a cash payment equal to the principal amount of the Notes plus the principal amount of the Notes multiplied by the Index Return

Assuming the Notes are not called, you may lose some or all of your investment at maturity

Index Return:	The performance of the Index from the initial valuation date to the final valuation date, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Business Day:	New York

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QD88 and US06738QD884

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations ” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part and the index supplement dated September 22, 2008. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

•	Index supplement dated September 22, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

Each Table of Hypothetical Values based on the assumptions outlined below, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the Index, based on certain percentage changes between the initial level and the final level of the Index and depending on whether the Notes are automatically called (prior to the deduction of any applicable brokerage fees or charges).

In each Table of Hypothetical Values some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

If the Index closing level is at or above the initial level on any call valuation date, the Notes will be called for redemption at a cash payment per Note equal to the applicable call price on the applicable early redemption date. The applicable call price is determined as follows:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•	15.70% x $1,000 if called on the first call valuation date

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•	31.40% x $1,000 if called on the second call valuation date

•	47.10% x $1,000 if called on the third call valuation date

•	62.80% x $1,000 if called on the final call valuation date

If the Notes are not automatically called, the final level is determined on the final valuation date.

If the final level is at or above the protection level, you will receive a payment at maturity for every $1,000 principal amount per Note:

•	if the final level is below the protection level, a cash payment equal to $1,000 multiplied by the quotient of the final level divided by the initial level

•	if the final level is equal to or above the protection level and is less than or equal to the initial level, a cash payment equal to $1,000

•	if the final level is greater than the initial level and the Index Return is less than or equal to 78.50%, a cash payment equal to $1,000 plus $1,000 multiplied by 78.50%

•

if the Index Return is greater than 78.50%, a cash payment equal to $1,000 plus $1,000 multiplied by the percentage increase in the closing level of the Index from the initial valuation date to the final valuation date

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity if the Notes are not automatically called.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Index: SPX

Initial Level: 827.50

Protection level: 50% of the initial level

Call Valuation Dates: February 22, 2010, February 22, 2011, February 21, 2012 and February 20, 2013

Final Valuation Date: February 20, 2014

Maturity date: February 25, 2014

Table of Hypothetical Values

If Notes are Called on the first call valuation date

Final Level (% Change from Initial Level)	Investment in the Notes	Direct Investment in the Index
+ 100%	1,157.00	2000
+ 90%	1,157.00	1900
+ 80%	1,157.00	1800
+ 70%	1,157.00	1700
+ 60%	1,157.00	1600
+ 50%	1,157.00	1500
+ 40%	1,157.00	1400
+ 30%	1,157.00	1300
+ 20%	1,157.00	1200
+ 10%	1,157.00	1100
+ 5%	1,157.00	1050

0%	1,157.00	1000

- 5%	1,157.00	950
- 10%	1,157.00	900
- 20%	1,157.00	800
- 30%	1,157.00	700
- 40%	1,157.00	600
- 50%	1,157.00	500
- 60%	1,157.00	400
- 70%	1,157.00	300
- 80%	1,157.00	200
- 90%	1,157.00	100
- 100%	1,157.00	0

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Table of Hypothetical Values

If Notes are Called on the third call valuation date

Final Level (% Change from Initial Level)	Investment in the Notes	Direct Investment in the Index
+ 100%	1,471.00	2000
+ 90%	1,471.00	1900
+ 80%	1,471.00	1800
+ 70%	1,471.00	1700
+ 60%	1,471.00	1600
+ 50%	1,471.00	1500
+ 40%	1,471.00	1400
+ 30%	1,471.00	1300
+ 20%	1,471.00	1200
+ 10%	1,471.00	1100
+ 5%	1,471.00	1050

0%	1,471.00	1000

- 5%	1,471.00	950
- 10%	1,471.00	900
- 20%	1,471.00	800
- 30%	1,471.00	700
- 40%	1,471.00	600
- 50%	1,471.00	500
- 60%	1,471.00	400
- 70%	1,471.00	300
- 80%	1,471.00	200
- 90%	1,471.00	100
- 100%	1,471.00	0

Table of Hypothetical Values

If Notes are NOT Called Prior to Maturity

Final Level (% Change from Initial Level)	Investment in the Notes	Direct Investment in the Index
+ 100%	2,000.00	2,000.00
+ 90%	1,900.00	1,900.00
+ 80%	1,800.00	1,800.00
+ 70%	1,785.00	1,700.00
+ 60%	1,785.00	1,600.00
+ 50%	1,785.00	1,500.00
+ 40%	1,785.00	1,400.00
+ 30%	1,785.00	1,300.00
+ 20%	1,785.00	1,200.00
+ 10%	1,785.00	1,100.00
+ 5%	1,785.00	1,050.00

0%	1,000.00	1,000.00

- 5%	1,000.00	950.00
- 10%	1,000.00	900.00
- 20%	1,000.00	800.00
- 30%	1,000.00	700.00
- 40%	1,000.00	600.00
- 50%	1,000.00	500.00
- 60%	400.00	400.00
- 70%	300.00	300.00
- 80%	200.00	200.00
- 90%	100.00	100.00
- 100%	0	0

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Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The call valuation dates, early redemption dates, final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—If the Index closing level is greater than or equal to the initial level on a call valuation date, your investment will yield a payment per Note of $1,000 plus: (i) 15.70% x $1,000 if called on the first call valuation date; (ii) 31.40% x $1,000 if called on the second call valuation date; (iii) 47.10% x $1,000 if called on the third valuation date; or (iv) 62.80% x $1,000 if called on the final call valuation date. If the final level is greater than or equal to the initial level on the final valuation date, you will receive a payment at maturity per Note of $1,000 equal to either (i) $1,000 plus $1,000 multiplied by 78.50% if the Index Return is less than or equal to 78.50% or (ii) $1,000 plus $1,000 multiplied by the percentage increase in the closing level of the Index from the initial valuation date to the final valuation date if the Index Return is greater than 78.50%. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit as a Result of Automatic Call Feature—While the original term of the Notes is about five years, the Notes will be called before maturity if the Index closing level is at or above the initial level on a call valuation date and you will be entitled to a payment per Note of $1,000 plus the applicable call premium set forth on the cover of this free writing prospectus.

•

Limited Protection Against Loss—If the Notes are not called and the final level does not fall below the protection level, you will be entitled to receive the full principal amount of your Notes at maturity. But if the final level is below the protection level, for every 1% that the Index has declined from the initial level you will lose an amount equal to 1% of the principal amount of your Notes.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices— S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

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For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which We May Call or Redeem (Automatically or Otherwise)”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 50% compared to the initial level, you will lose 1% of your principal amount for every 1% decline in the final level compared to the initial level.

•

Potential Early Exit—While the original term of the Notes is five years, the Notes will be called before maturity if the Index closing level is at or above the initial level on any call valuation date. If the Notes are called, you will be entitled only to the principal amount of the notes plus the applicable call premium set forth on the cover of this free writing prospectus. You will no longer be entitled to any appreciation in the Index on the final valuation date, which may be significant.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through January 22, 2009. The Index closing level on January 22, 2009 was 827.50.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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